Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Parkway Properties, Inc.

Commission File No.: 001-11533

Date: May 2, 2016

The following is a copy of an article published online on April 29, 2016 by the Atlanta Business Chronicle, based on an interview with Larry Gellerstedt, the President and CEO of Cousins Properties Incorporated:

Cousins Properties in $2B deal to buy rival

By J. Scott Trubey - The Atlanta Journal-Constitution

Posted: 5:10 p.m. Friday, April 29, 2016

Cousins Properties, one of Atlanta’s best known developers and office landlords, will acquire rival Parkway Properties of Orlando in an estimated $2 billion merger of real estate investment trusts.

The deal, announced Friday, will expand Cousins’ reach in its hometown and across the Sun Belt. The all-stock merger will also result in the future spinoff of a separate public company that will own all Cousins and Parkway office properties in the Houston area, a market that has struggled amid the oil downturn.

Houston currently accounts for about 40 percent of Cousins’ portfolio.

Cousins President and CEO Larry Gellerstedt will continue in his role. He said in an interview that the expanded Cousins will become the top landlord of Class A or top-tier office space in Buckhead, uptown Charlotte and downtown Austin, as well as make the firm a major player in Phoenix, Orlando and Tampa.

Cousins will operate 41 properties totaling nearly 16 million square feet nationwide. In Buckhead, Cousins will add trophy towers such as Buckhead Plaza I and II, 3344 Peachtree, Capital City Plaza and the Forum complex.

Atlanta, which has seen office vacancy tighten and rents rise of late to record highs, will make up about half of Cousins portfolio after the sale.

“Atlanta is very healthy right now, so are Austin and Charlotte,” he said.

The merger and spinoff of Houston assets is expected to be completed before the end of the year, Gellerstedt said.

Cousins existing shareholders will own a 52 percent stake in both the new Cousins and the future spinoff, which is called “HoustonCo” for now.

Cousins, founded by noted Atlanta developer Tom Cousins, has shifted strategy in recent years to become a more urban-focused developer and owner. The firm owns notable Atlanta towers such as 191 Peachtree, Midtown’s Promenade and the Terminus towers in Buckhead. The company in its history also developed the CNN Center complex and Bank of America Plaza.

After the Great Recession, Cousins focused on what were then fast-growing markets of Austin and Houston. Its Houston towers performed well, but holding Houston properties became a headwind for the company’s stock as the oil price slump hurt the city’s energy-strong economy.

The spinoff, Gellerstedt said, will allow Cousins and Parkway shareholders to ride Houston’s eventual economic rebound without selling properties at the bottom of the market.

Gellerstedt said Cousins will likely look to sell some assets, particularly in Atlanta, and grow elsewhere to diversify. He said asset sales will allow the company to raise cash to make opportunistic purchases or to be ready to develop in the next cycle.

“We work really, really hard to end up with the best balance sheet in the business because whenever the market does go through a correction, I want to be able to be an aggressive buyer when other people can’t in any of these cities,” he said.

Gellerstedt said the current development cycle is in “the sixth or seventh inning,” but he does not expect a future downturn to be anywhere near as severe as the Great Recession.

Cautionary Note Regarding Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins Properties Incorporated (“Cousins”) and Parkway Properties, Inc. (“Parkway”) operate and beliefs of and assumptions made by Cousins management and Parkway management, involve uncertainties that could significantly affect the financial or operating results of Cousins, Parkway, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Cousins and Parkway, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to tenants, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; risks associated with the ability to consummate the proposed spin-off of a company holding the Houston assets of Cousins and Parkway (“HoustonCo”) and the timing of the closing of the proposed spin-off; risks associated with the ability to list the common stock of HoustonCo on the New York Stock Exchange following the proposed spin-off; risks associated with the ability to consummate certain asset sales contemplated by Parkway and the timing of the closing of such proposed asset sales; risks associated with the ability to consummate the proposed reorganization of certain assets and liabilities of Cousins and Parkway, including the contemplated structuring of Cousins and HoustonCo as “UPREITs” following the consummation of the proposed transactions; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the proposed transactions; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of such indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions; the potential liability for a failure to meet regulatory requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of Cousins, Parkway or HoustonCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with tenants, employees, customers and competitors; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins, Parkway or any company spun-off by the combined company; significant costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial market, insurance rates and interest rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Cousins and Parkway. Cousins and Parkway do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transaction, Cousins intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cousins and Parkway that also constitutes a prospectus of Cousins. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cousins by contacting Cousins Investor Relations at (404) 407-1898. Investors and security holders may obtain free copies of the documents filed with the SEC by Parkway by contacting Parkway Investor Relations at (407) 650-0593.

Cousins and Parkway and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 22, 2016. Information about directors and executive officers of Parkway is available in the proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 28, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cousins or Parkway using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.